FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.[redacted]

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
6 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

09045022

16 December 2008

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 15 December 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
JAN 1 2 2009
THOMSON REUTERS

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

1/7

華潤創業有限公司
China Resources Enterprise, Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 291)

CONNECTED TRANSACTION
DISPOSAL OF 10% INTEREST IN
YANTAI ATSUGI CRC STOCKING CO., LTD.

The Directors of the Company announced that on 15 December 2008, CR Textile (an indirect wholly-owned subsidiary of the Company) entered into the Agreement with the Purchaser for the disposal of its 10% interest in Targetco to the Purchaser for a consideration of US$5,701,000 (equivalent to approximately HK$44,297,000).

The Purchaser is a substantial shareholder of a subsidiary of the Company and is therefore a connected person of the Company under the Listing Rules. Accordingly, the entering into of the Agreement by CR Textile constituted a connected transaction for the Company under the Listing Rules.

As each of the applicable percentage ratios under Rule 14.07 of the Listing Rules is less than 2.5%, the transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

THE AGREEMENT

Date: 15 December 2008

Parties:
(i) CR Textile, an indirect wholly-owned subsidiary of the Company; and

(ii) the Purchaser

Assets to be disposed of:	10% interest in Targetco
Consideration:	US$5,701,000 (equivalent to approximately HK$44,297,000)
Payment arrangement:	the consideration for the disposal will be paid by the Purchaser to CR Textile in cash within 3 business days from the date when the disposal has been approved by the applicable authorities in Yantai, PRC

INFORMATION ON TARGETCO

Targetco was established by CR Textile and the Purchaser in 2001 with an operation term of 30 years, and is principally engaged in the manufacturing of plaited yarn, pantyhose, socks and other related products in the PRC. Prior to completion of the disposal, Targetco is owned as to 15% by CR Textile and as to 85% by the Purchaser, and following completion of the disposal, Targetco will be owned as to 5% by CR Textile and as to 95% by the Purchaser.

Based on the audited financial statements of Targetco prepared under generally accepted accounting principles in the PRC:-

(1) the net book value attributable to the 10% interest in Targetco as at 31 December 2007 amounted to approximately RMB14,473,000 (equivalent to approximately HK$16,354,000);

(2) the net profit attributable to the 10% interest in Targetco before and after taxation and extraordinary items for the year ended 31 December 2006 amounted to approximately RMB438,000 (equivalent to approximately HK$495,000) and approximately RMB415,000 (equivalent to approximately HK$469,000) respectively; and

(3) the net profit attributable to the 10% interest in Targetco before and after taxation and extraordinary items for the year ended 31 December 2007 amounted to approximately RMB635,000 (equivalent to approximately HK$718,000) and approximately RMB593,000 (equivalent to approximately HK$670,000) respectively.

BASIS OF THE CONSIDERATION

The consideration for the disposal was arrived at after arm's length negotiations between CR Textile and the Purchaser after taking into account various factors including the value

of Targetco, the prevailing business environment in which Targetco operates and its future prospects.

REASONS FOR THE DISPOSAL

The principal business activities of CR Textile are manufacturing and trading of textile products. The Group has been divesting businesses or assets which lack critical mass, and the disposal will enable CR Textile to realize part of its strategic investment in Targetco. CR Textile will use the sale proceeds from the disposal as general working capital. An estimated after-tax profit of about HK$34 million, being the difference between the consideration and the unaudited carrying value of CR Textile's 10% interest in Targetco as at 31 October 2008 less the estimated taxes payable, will be recorded in the books of the Group post completion.

The Directors (including the Independent Non-executive Directors) of the Company consider the terms of the Agreement to be on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ABOUT THE COMPANY

The Company is a company listed on the Stock Exchange, with business emphasis on consumer businesses in the Chinese Mainland and Hong Kong. The Group's core activities are retail, beverage, food processing and distribution, textile and property investments.

GENERAL

CR Textile is an indirect wholly-owned subsidiary of the Company. The Purchaser is a substantial shareholder of a subsidiary of the Company and is therefore a connected person of the Company under the Listing Rules. Accordingly, the entering into of the Agreement by CR Textile constituted a connected transaction for the Company under the Listing Rules.

As each of the applicable percentage ratios under Rule 14.07 of the Listing Rules is less than 2.5%, the transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules.

DEFINITIONS

"Agreement"	the agreement dated 15 December 2008 entered into between CR Textile and the Purchaser, details of which are set out in the section headed "The Agreement" in this announcement

"Company"	China Resources Enterprise, Limited (Stock Code: 291), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"CR Textile"	China Resources Textile Materials Company Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange
"PRC"	The People's Republic of China
"Purchaser"	Atsugi Co., Ltd., a company incorporated in Japan and listed on the Tokyo Stock Exchange, Japan, whose principal activities are manufacturing of chemical fibers and other related products
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Targetco"	煙台厚木華潤襪業有限公司(Yantai Atsugi CRC Stocking Co., Ltd.), a company incorporated in the PRC with limited liability
"US$"	the lawful currency of the United States of America

Note: The figures in RMB are converted into HK$ at the rate of RMB1:HK$1.13 throughout this announcement for illustration purposes only. The figures in US$ are converted into HK$ at the rate of US$1:HK$7.77 throughout this announcement for illustration purposes only.

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 15 December 2008

As at the date of this announcement, the Executive Directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The Non-Executive Directors are Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting, Mr. Li Fuzuo and Mr. Du Wenmin. The Independent Non-Executive Directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Dr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

END